October 13, 2009

David J. Paterson, President
Abitibibowater Inc.
1155 Metcalfe Street, Suite 800
Montreal, Quebec, Canada H3B 5H2

   RE: **Abitibibowater Inc.**
       Filing on Form 10-K FYE 12/31/08
       Filed April 30, 3009
       File No. 1-33776

Dear Mr. Paterson:

We have reviewed your response letter dated October 1, 2009 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Exhibits to Form 10-K

1. As previously requested in our letter of September 17, 2009, please file exhibits 10.29, 10.30, 10.36, 10.37, 10.49, and 10.56 in their entirety as required by Item 601(b)(10) of Regulation S-K.

Closing Comments

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses.

Please call Janice McGuirk at (202) 551-3395 or Pam Howell, reviewer, at (202) 551- 3357 with any questions.

Sincerely,

John Reynolds
Assistant Director

cc: via fax (514) 875-3111